   As filed with the Securities and Exchange Commission on September 12, 2002

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                    FORM T-3
                   APPLICATION FOR QUALIFICATION OF INDENTURE
                                      UNDER
                         THE TRUST INDENTURE ACT OF 1939

                               (Amendment No. 1)

                         AMERICAN RETIREMENT CORPORATION
                               (Name of Applicant)

                          111 WESTWOOD PLACE, SUITE 200
                           BRENTWOOD, TENNESSEE 37027

                    (Address of Principal Executive Offices)
          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

             TITLE OF CLASS                             AMOUNT
             --------------                             ------
     10% Series B Convertible Senior      Up to a maximum aggregate principal
       Subordinated Notes Due 2008              amount of $16,000,000

                             ---------------------

     Approximate date of proposed public offering: As soon as practicable following the qualification of the indenture covered hereby under the Trust Indenture Act of 1939, as amended.

                             ---------------------

                                  W.E. SHERIFF
                             CHIEF EXECUTIVE OFFICER
                         AMERICAN RETIREMENT CORPORATION
                          111 WESTWOOD PLACE, SUITE 200
                           BRENTWOOD, TENNESSEE 37027
                     (Name and Address of Agent for Service)

                                 With a copy to:

                              T. ANDREW SMITH, ESQ.
                             BASS, BERRY & SIMS PLC
                        315 DEADERICK STREET, SUITE 2700
                           NASHVILLE, TENNESSEE 37238

--------------------------------------------------------------------------------

The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

                                    FORM T-3

                                     GENERAL

Explanatory Note

            This Amendment No. 1 to Form T-3 amends and restates items 2, 3, and 8.

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.

            Upon the terms set forth in an Amended and Restated Offering Memorandum dated September 12, 2002, and the related revised Letter of Transmittal (which together constitute the "Exchange Offer"), the Company is offering to exchange a combination of its newly issued 5 3/4% Series A Senior Subordinated Notes Due 2002 ("Series A Notes") and 10% Series B Convertible Senior Subordinated Notes Due 2008 ("Series B Notes") for up to $126.0 million aggregate principal amount of its outstanding 5 3/4% Convertible Subordinated Debentures Due 2002 (the "Existing Debentures"). The Company will extend the Exchange Offer to all holders of its outstanding Existing Debentures. Each holder of Existing Debentures that participates in the Exchange Offer will receive, for each $1,000 principal amount of Existing Debentures properly tendered and not withdrawn, a total of $1,029 principal amount of Series A Notes and Series B Notes. The relative principal amount of the Series A Notes and the Series B Notes to be issued in the exchange offer will be determined based upon the aggregate principal amount of Existing Debentures that are tendered in the exchange. The Company will not issue more than $16.0 million principal amount of Series B Notes in the exchange. If the Exchange Offer is completed, the Series B Notes will be governed by the indenture to be qualified under this Application for Qualification on Form T-3 (this "Application").

            No tenders of the Series B Notes will be accepted before the effective date of this Application.

            The Company has not and does not currently intend to sell, directly or indirectly, securities of the same class as the Series B Notes at or about the same time as the Exchange Offer.

            The Company is making the Exchange Offer in reliance on Section 3(a)(9) of the Securities Act of 1933, as amended (" Securities Act"), to exempt the Exchange Offer from the registration requirements of the Securities Act. The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or remuneration to any broker, dealer, salesman, agent or other person for soliciting tenders in the Exchange Offer. To the extent solicitations are undertaken by the Company's officers and employees, such officers and employees will not receive additional compensation for making such solicitations.

            The Company has not retained a dealer-manager in connection with the Exchange Offer. The Company has engaged Cohen & Steers Capital Advisors for financial advisory services in connection with the Company's debt restructuring. The Company has also engaged Bass, Berry & Sims PLC for legal services in connection with the Company's debt restructuring and U.S. Bank National Association as exchange agent and D. F. King & Co., Inc. as information agent in connection with the Exchange Offer.

            All of the above-mentioned advisors, consultants and agents will receive reasonable and customary fees. None of the fee arrangements are conditioned on the success of the Exchange Offer and none of such advisors, consultants and agents are authorized to solicit the exchange of Existing Debentures in the Exchange Offer.

            No holder of Existing Debentures has made or will be requested to make any cash payment in connection with the Exchange Offer other than the payment of any applicable taxes, in accordance with the terms of the Offering Memorandum and Letter of Transmittal.

                                  AFFILIATIONS

ITEM 3. AFFILIATES.

            (a) Set forth below are all subsidiaries of the Company, all of which are wholly owned, either directly or indirectly, by the Company unless otherwise indicated.

1.  ARC Air Force Village, L.P., a Tennessee limited partnership
2.  ARC Aurora, LLC, a Tennessee limited liability company
3.  ARC Bahia Oaks, Inc., a Tennessee corporation
4.  ARC Boca Raton, Inc., a Tennessee corporation
5.  ARC Boynton Beach, LLC, a Tennessee limited liability company
6.  ARC Brandywine, LLC, a Tennessee limited liability company
7.  ARC Brandywine Management, LLC, a Tennessee limited liability company
8. ARC Brandywine Real Estate Holdings, LLC, a Delaware limited liability company.
9.  ARC Brookmont Terrace, Inc., a Tennessee corporation
10. ARC Capital Corporation, a Tennessee corporation
11. ARC Capital Corporation II, a Tennessee corporation
12. ARC Carriage Club of Jacksonville, Inc., a Tennessee corporation
13. ARC Castle Hills, L.P., a Tennessee limited partnership
14. ARC Charlotte, Inc., a Tennessee corporation
15. ARC Cleveland Heights, LLC, a Tennessee limited liability company
16. ARC Cleveland Park, LLC, a Tennessee limited liability company
17. ARC Coconut Creek, LLC, a Tennessee limited liability company
18. ARC Coconut Creek Management, Inc., a Tennessee corporation
19. ARC Corpus Christi, Inc., a Tennessee corporation
20. ARC Countryside, LLC, a Tennessee limited liability company
21. ARCPI Holdings, Inc., a Tennessee corporation
22. ARC Creative Marketing, LLC, a Tennessee limited liability company
23. ARC Cypress Station, L.P., a Tennessee limited partnership
24. ARC Deane Hill, LLC, a Tennessee limited liability company
25. ARC Delray Beach, LLC, a Tennessee limited liability company
26. ARC Fleetwood, LLC, a Tennessee limited liability company
27. ARC Flint, Inc., a Tennessee corporation
28. ARC Fort Austin Properties, Inc., a Tennessee corporation
29. ARC Freedom, Inc., a Tennessee corporation
30. ARC GP, Inc., a Tennessee corporation
31. ARC Greenwood Village, Inc., a Tennessee corporation
32. ARC Hampton Post Oak, Inc., a Tennessee corporation
33. ARC HDV, LLC, a Tennessee limited liability company
34. ARC Heritage Club, Inc., a Tennessee corporation
35. ARC Holland, Inc., a Tennessee corporation
36. ARC Holland Real Estate Holdings, LLC, a Delaware limited liability company
37. ARC Holley Court, LLC, a Tennessee limited liability company
38. ARC Holley Court Management, Inc., a Tennessee corporation
39. ARC Homewood Victoria, Inc., a Tennessee corporation
40. ARC Imperial Plaza, Inc., a Tennessee corporation
41. ARC Imperial Services, Inc., a Tennessee corporation
42. ARC Lady Lake, Inc., a Tennessee corporation
43. ARC Lake Seminole Square Real Estate Holdings, LLC, a Delaware limited liability company
44. ARC Lakeway, L.P., a Tennessee limited partnership
45. ARC Lakewood, LLC, a Tennessee limited liability company
46. ARC LifeMed, Inc., a Tennessee corporation
47. ARC Lowry, LLC, a Tennessee limited liability company
48. ARCLP-Charlotte, LLC, a Tennessee limited liability company
49. A.R.C. Management Corporation, a Tennessee corporation
50. ARC Management, LLC, a Tennessee limited liability company
51. ARC Naples, LLC, a Tennessee limited liability company

52.  ARC Northwest Hills, L.P., a Tennessee limited partnership
53.  ARC Oakhurst, Inc., a Tennessee corporation
54.  ARC Parklane, Inc., a Tennessee corporation
55.  ARC Park Regency, Inc., a Tennessee corporation
56.  ARC Partners, Inc., a Florida corporation
57.  ARC Partners II, Inc., a Tennessee corporation
58.  ARC Pearland, L.P., a Tennessee limited partnership
59.  ARC Pecan Park, L.P., a Tennessee limited partnership
60.  ARC Pecan Park/Padgett, Inc., a Tennessee corporation
61.  ARC Peoria, LLC, a Tennessee limited liability company
62.  ARC Pinegate, L.P., a Tennessee limited partnership
63.  ARC Post Oak, L.P., a Tennessee limited partnership
64.  ARC Richmond Heights, LLC, a Tennessee limited liability company
65.  ARC Richmond Place, Inc., a Delaware corporation
66. ARC Richmond Place Real Estate Holdings, LLC, a Delaware limited liability company
67.  ARC Rossmoor, Inc., a Tennessee corporation
68.  ARC Santa Catalina, Inc., a Tennessee corporation
69. ARC Santa Catalina Real Estate Holdings, LLC, a Delaware limited liability company
70.  ARC SC Holdings, LLC, a Delaware limited liability company
71.  ARC SCC, Inc., a Tennessee corporation
72.  ARC Scottsdale, LLC, a Tennessee limited liability company
73.  ARC Shadowlake, L.P., a Tennessee limited partnership
74.  ARC Shavano, L.P., a Tennessee limited partnership
75.  ARC Shavano Park, Inc., a Tennessee corporation
76.  ARC Spring Shadow, L.P., a Tennessee limited partnership
77.  ARC Sun City Center, Inc., a Tennessee corporation
78. ARC Sun City Center Real Estate Holdings, LLC, a Delaware limited liability company
79.  ARC Sun City Golf Course, Inc., a Tennessee corporation
80.  ARC Tarpon Springs, Inc., a Tennessee corporation
81.  ARC Therapy Services, LLC, a Tennessee limited liability company
82.  ARC Victoria, L.P., a Tennessee limited partnership
83.  ARC Westlake Village, Inc., a Tennessee corporation
84.  ARC Westover Hills, L.P., a Tennessee limited partnership
85.  ARC Willowbrook, L.P., a Tennessee limited partnership
86.  ARC Wilora Assisted Living, LLC, a Tennessee limited liability company
87.  ARC Wilora Lake, Inc., a Tennessee corporation
88.  Assisted Care of the Villages, a Florida general partnership(1)
89.  CRICFW One, LLC, a Delaware limited liability company
90.  FALP Acquisition Company, LLC, a Tennessee limited liability company
91.  FALP Holding Company, LLC, a Tennessee limited liability company
92.  FALP Newport News Company, LLC, a Tennessee limited liability company
93. FALP Newport News Holding Company, LLC, a Tennessee limited liability company
94. Flint Michigan Retirement Housing L.L.C., a Michigan limited liability company(2)
95.  Fort Austin Limited Partnership, a Texas limited partnership
96. Fort Austin Real Estate Holdings, LLC, a Tennessee limited liability company
97.  Freedom Group-Lake Seminole Square, Inc., a Tennessee corporation
98.  Freedom Group-Naples Management Company, Inc., a Tennessee corporation
99.  Freedom Village of Holland Michigan, a Michigan general partnership
100. Freedom Village of Sun City Center, Ltd., a Florida limited partnership
101. Homewood at Brookmont Terrace, LLC, a Tennessee limited liability company
102. LaBarc, L.P., a Tennessee limited partnership(3)
103. Lake Seminole Square Management Company, Inc., a Tennessee corporation

--------
(1)  50% owned by our wholly owned subsidiary, ARC Lady Lake, Inc.

99.  LifeMed, LLC, a Delaware limited liability company(4)
100. Plaza Professional Pharmacy, Inc., a Virginia corporation
101. Trinity Towers Limited Partnership, a Tennessee limited partnership


(2)  37.5% owned by our wholly owned subsidiary, ARC Flint, Inc.

(3)  61.35% owned by our wholly owned subsidiary, ARC Sun City Center, Inc.

(4)  33% owned by our wholly owned subsidiary, ARC LifeMed, Inc.

            (b) Set forth below is a list of the affiliates of the Company, including their respective percentages of voting securities of the Company as of August 14, 2002. Shares of Common Stock subject to options held by directors and executive officers of the Company that are exercisable within 60 days of the date hereof are deemed outstanding for the purpose of computing such director's or executive officer's beneficial ownership.

                                                                             PERCENTAGE
                               AFFILIATES                                     OWNERSHIP
                  ----------------------------------------                 ----------------
                  1.  W.E. Sheriff, Chairman and Chief                         5.0% (1) (2)
                      Executive Officer, Director
                  2.  Christopher J. Coates, President and                     2.0%
                      Chief Operating Officer, Director
                  3.  Gregory B. Richard, Director                                *
                  4.  H. Todd Kaestner, Executive Vice                         1.2%
                      President - Corporate Development
                  5.  George T. Hicks, Executive Vice                          1.3%
                      President - Finance, Chief Financial
                      Officer, Secretary and Treasurer
                  6.  Frank M. Bumstead, Director                                 *
                  7.  Clarence Edmonds, Director                               2.2% (1) (3)
                  8.  John A. Morris, Jr., M.D., Director                      2.2% (4)
                  9.  Daniel K. O'Connell, Director                               *
                  10. Nadine C. Smith, Director                                   *
                  11. Lawrence J. Stuesser, Director                              *
                  12. James T. Money, Executive Vice                           1.3%
                      President - Sales and Marketing
                  13. Ross C. Roadman, Senior Vice                                *
                      President - Strategic Planning and
                      Investor Relations
                  14. Terry L. Frisby, Senior Vice                                *
                      President - Human Resources,
                      Corporate Compliance and Culture
                  15. Bryan D. Richardson, Senior Vice                            *
                      President - Finance and Accounting
                  16. Each subsidiary listed in Item 3(a)                        --  (5)
                      hereof

*     Less than one percent

(1) Includes shares of Common Stock that certain persons presently have the right to acquire pursuant to the conversion provisions of the Company's Existing Debentures.

(2) Includes shares of Common Stock beneficially owned by a family partnership in which Mr. Sheriff is a general partner and shares of Common Stock beneficially owned by Mr. Sheriff's wife.

(3) Includes shares of Common Stock owned by The Jack C. Massey Foundation, of which Mr. Edmonds serves as president and as a co-trustee, shares of Common Stock beneficially owned by a trust of which Mr. Edmonds and his wife serve as co-trustees and lifetime beneficiaries, and shares of Common Stock beneficially owned by Mr. Edmonds' wife. Mr. Edmonds disclaims beneficial ownership of his wife's shares.

(4) All shares of Common Stock are beneficially owned by partnerships owned and controlled by Dr. Morris, his brother, and other members of Dr. Morris's family.

(5) None of the company's subsidiaries listed in Item 3(a) hereof own any of the Company's securities.

                              INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.

            The Series B Notes will be issued pursuant to an Indenture (the "New Indenture") to be entered into between the Company, as issuer, and U.S. Bank National Association as trustee ("Trustee"). The following is an analysis of the New Indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended. Capitalized terms used below and not defined herein have the same meanings as in the New Indenture.

            (a) Events of Default; Withholding of Notice of Default (Sections
6.1 and 7.5)

            Pursuant to the New Indenture, an "Event of Default" means any one of the following events:

                  1. the Company defaults in the payment of interest on any Series B Note when due and such default continues for a period of 30 days (including the payment of interest by issuance of additional Series B Notes in lieu of cash payments);

                  2. the Company defaults in the payment of the principal of or interest on any Series B Note when the same becomes due and payable at maturity or upon redemption, and such default continues for five business days;

                  3. the Company fails to comply with any of its other covenants, agreements or conditions in the Series B Notes or the New Indenture and the Company does not cure the default within 60 days after receipt of written notice from the Trustee or the Holders of a majority in principal amount of the Series B Notes then outstanding. The notice must specify the default, demand that it be remedied and state that the notice is a "Notice of Default." The Trustee shall give such notice to the Company only if directed to do so in writing by the Holders of a majority in principal amount of the Series A Notes then outstanding. Such notice by the Trustee shall not be deemed to be a certification by the Trustee as to whether an Event of Default has occurred;

                  4. there shall be a default under the Series A Notes or the Existing Debentures and either (i) such event of default results from the failure to pay the Series A Notes or the Existing Debentures at maturity or (ii) as a result of such event of default, the maturity of the Series A Notes or the Existing Debentures has been accelerated prior to their stated maturity and such acceleration shall not be rescinded or annulled or the accelerated amount paid within ten days after notice to the Company of such acceleration, or the Series A Notes or the Existing Debentures, as applicable, having been discharged;

                  5. the Company pursuant to or within the meaning of Title 11 of the U.S. Code or any similar Federal or state law for the relief of debtors ("Bankruptcy Law"):

                        (A)   commences a voluntary case or proceeding,

                        (B) consents to the entry of an order for relief against it in an involuntary case or proceeding,

                        (C) consents to the appointment of a Custodian of it or for all or substantially all of its property, or

                        (D) makes a general assignment for the benefit of its creditors; or

                  6. a court of competent jurisdiction enters an order or decree under any Bankruptcy Law:

                        (A) for relief against the Company in an involuntary case or proceeding,

                        (B) appointing a Custodian of the Company or for all or substantially all of its property, or

                        (C) ordering the liquidation of the Company, and the order or decree remains unstayed and in effect for 90 days.

      If a Default or Event of Default occurs and is continuing and if it is actually known to the Trustee, the Trustee shall mail to each Holder of Series B Notes notice of the Default or Event of Default within 90 days after it becomes known to the Trustee. Except in the case of a default in payment of principal of or interest on any Series B Note, the Trustee may withhold the notice if and so long as a committee of its trust officers in good faith determines that withholding the notice is in the interests of Holders of Series B Notes. Notwithstanding anything to the contrary expressed in the New Indenture, the Trustee shall not be deemed to have knowledge of any Event of Default under the New Indenture unless and until a trust officer shall have actual knowledge thereof, or shall have received written notice thereof from the Company at its principal Corporate Trust Office. The Trustee shall not be deemed to have actual knowledge of an Event of Default under the New Indenture, except in the case of an Event of Default arising as a result of the Company's failure to pay principal or interest on the Series B Notes when due (provided that the Trustee is the Paying Agent), until a Trust Officer receives written notice thereof from the Company or any Noteholder that such a Default or an Event of Default has occurred.

            (b) Execution and Authentication (Section 2.2)

      Two officers that are designated to sign the Series B Notes in the New Indenture shall sign the Series B Notes for the Company by manual or facsimile signature. If an designated officer whose signature is on a Series B Note no longer holds that office at the time the Trustee authenticates the Series B Note, the Series B Note shall nevertheless be valid. A Series B Note shall not be valid until the Trustee manually signs the certificate of authentication on the Series B Note. Such signature shall be conclusive evidence that the Series B Note has been authenticated under the New Indenture. Notwithstanding the foregoing, if any Series B Note shall have been authenticated and delivered under the New Indenture but never issued and sold by the Company, and the Company shall deliver such Series B Note to the Trustee for cancellation, for all purposes of the New Indenture such Series B Note shall be deemed never to have been authenticated and delivered hereunder and shall never be entitled to the benefits of the New Indenture.

      The Trustee shall authenticate Series B Notes for original issue in the aggregate principal amount of up to $23,940,000 from time to time after the execution of the New Indenture upon a written order or orders of the Company signed by two officers or by an officer and an assistant treasurer of the Company. The aggregate principal amount of the Series B Notes outstanding at any time may not exceed that amount, plus such amount of Additional Series B Notes as may be paid as interest. The Trustee may appoint an authenticating agent to authenticate Series B Notes. An authenticating agent may authenticate Series B Notes whenever the Trustee may do so. Each reference in the New Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an agent to deal with the Company or an Affiliate.

      The Series B Notes shall be issuable only in registered form without coupons and shall initially be represented by a global note. The Series B Notes shall be issuable only in denominations of $1,000 principal amount and any whole multiples thereof, except that (1) the Company may direct the Trustee to issue Series B Notes in denominations of $1.00 or whole multiples thereof to avoid issuing a fractional Series B Note and (2) the additional Series B Notes issued as interest payments in lieu of cash interest payments may be issued in denominations of $1.00 or whole multiples thereof.

      Because the Series B Notes are being issued in exchange for the Existing Debentures, there will be no cash proceeds from the issuance of the Series B Notes.

            (c) Release or Release and Substitution of Property Subject to the Lien of the Indenture

None

            (d) Satisfaction and Discharge of Indenture (Sections 8.1 and 8.2)

            The provisions of the New Indenture shall no longer be in effect in respect of the Series B Notes, and the Company shall be deemed to have paid and discharged the entire indebtedness on the Series B Notes after the date of the deposit referred to in paragraph (1) below; provided that the following conditions shall have been satisfied:

                  1. the Company has deposited or caused to be deposited with the Trustee irrevocably as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Series B Notes, (a) money or (b) U.S. Government Obligations or (c) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge the entire indebtedness on all the Series B Notes for principal and interest to the maturity date of the Series B Notes as such principal or interest becomes due and payable in accordance with the terms of the New Indenture and the Series B Notes;

                  2. the Company has paid or caused to be paid all other sums payable hereunder by the Company in connection with all of the Series B Notes, including all fees and expenses of the Trustee; and

                  3. the Company has delivered to the Trustee an opinion of counsel and an officers' certificate, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of the entire indebtedness on the Series B Notes and the discharge of the New Indenture and the termination of the Company's obligations under the New Indenture have been complied with.

      Additionally, the Company may terminate all of its obligations under the New Indenture when:

                  1. all of the Series B Notes theretofore authenticated and delivered (other than (a) Series B Notes that have been destroyed, lost or stolen and that have been replaced or paid and (b) Series B Notes for whose payment money has theretofore been deposited with the Trustee or the Paying Agent in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust), have been delivered to the Trustee for cancellation (including any cancellation resulting from the conversion of such Series B Notes); and

                  2. the Company has paid or caused to be paid all other sums payable hereunder by the Company in connection with the outstanding Series B Notes, including all fees and expenses of the Trustee.

            (e) Evidence of Compliance with Conditions and Covenants (Section
4.5)

      For so long as the Series B Notes are outstanding, the Company will deliver to the Trustee, within 120 days after the end of each fiscal year of the Company (which as of the date hereof is December 31), a written statement, which complies with Section 314(a)(4) of the Trust Indenture Act, signed by the principal executive officer, principal financial officer or principal accounting officer of the Company, stating, as to each signer thereof:

                  1. that a review of the activities of the Company during such year and of performance under the New Indenture has been made under his or her supervision;

                  2. that to the best of his or her knowledge, based on such review, the Company has kept, observed, performed and fulfilled in all material respects each and every condition and covenant contained in the New Indenture throughout such year, or, if there has been a default in the fulfillment of any such condition or covenant, specifying each such default known to him or her and the nature and status thereof; and

                  3. the conversion price then in effect.

      The Company will give the Trustee written notice of a change in the fiscal year of the Company, within a reasonable time after such change is effected.

CONTENTS OF APPLICATION FOR QUALIFICATION. This Application for Qualification comprises:

(a)   Pages numbered 1 to 10, consecutively (including an attached Exhibit
      Index).

(b) The statement of eligibility and qualification of U.S. Bank National Association, as trustee, on Form T-1 under the New Indenture to be qualified.

(c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

      Exhibit T3A           Charter of Company (incorporated by reference from
                            the Company's Registration Statement on Form S-1
                            (Registration No. 333-23197)).

                            Articles of Amendment to the Charter of the Company (incorporated by reference from the Company's Form 10-K for the year ended
                            December 31, 1998).

                            Articles of Amendment to the Charter of the Company (incorporated by reference from the Company's Form 10-K for the year ended
                            December 31, 1999).

      Exhibit T3B           Bylaws of Company, as amended (incorporated by
                            reference from the Company's Form 10-K for the year
                            ended December 31, 1998).

      Exhibit T3C           Form of Indenture between Company and the Trustee
                            (incorporated by reference from Amendment No. 5 to
                            the Company's Schedule TO filed September 12, 2002).

      Exhibit T3D           Not Applicable.

      Exhibit T3E-1         Offering Memorandum, dated as of August 14, 2002
                            (incorporated by reference from the Company's
                            Schedule TO filed August 14, 2002).

      Exhibit T3E-2         Letter of Transmittal, dated August 14, 2002
                            (incorporated by reference from the Company's
                            Schedule TO filed August 14, 2002).

      Exhibit T3E-3         Letter to Clients, dated August 14, 2002
                            (incorporated by reference from Amendment No. 1 to
                            the Company's Schedule TO filed August 15, 2002).

      Exhibit T3E-4         Notice of Guaranteed Delivery, dated August 14, 2002
                            (incorporated by reference from the Company's
                            Schedule TO filed August 14, 2002).

      Exhibit T3E-5         Letter to Registered Holders, dated August 14, 2002
                            (incorporated by reference from the Company's
                            Schedule TO filed August 14, 2002).

      Exhibit T3E-6         Letter to Holders of Old Convertible Debentures dated
                            August 26, 2002 (incorporated by reference from
                            Amendment No. 3 to the Company's Schedule TO filed
                            August 26, 2002).

      Exhibit T3E-7         Supplement to Offering Memorandum, dated August 29,
                            2002 (incorporated by reference from Amendment No. 4
                            to the Company's Schedule TO filed August 29, 2002).

      Exhibit T3E-8         Amended and Restated Offering Memorandum, dated as of
                            September 12, 2002 (incorporated by reference from
                            Amendment No. 5 to the Company's Schedule TO filed
                            September 12, 2002).

      Exhibit T3E-9         Letter of Transmittal, dated September 12, 2002
                            (incorporated by reference from Amendment No. 5
                            to the Company's Schedule TO filed September 12, 2002).

      Exhibit T3E-10        Letter to Clients, dated September 12, 2002 (incorporated
                            by reference from Amendment No. 5 to the Company's
                            Schedule TO filed September 12, 2002).

      Exhibit T3E-11        Notice of Guaranteed Delivery, dated September 12, 2002
                            (incorporated by reference from Amendment No. 5 to the
                            Company's Schedule TO filed September 12, 2002).

      Exhibit T3E-12        Letter to Registered Holders, dated September 12, 2002
                            (incorporated by reference from Amendment No. 5 to the
                            Company's Schedule TO filed September 12, 2002).

      Exhibit T3F           Cross reference sheet showing the location in the
                            Indenture of the provisions inserted therein
                            pursuant to Sections 310 through 318(a), inclusive,
                            of the Trust Indenture Act of 1939 (included as part
                            of Exhibit T3C).

                                    SIGNATURE

            Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, American Retirement Corporation, a Tennessee corporation, has duly caused this Amendment No. 1 to Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Brentwood, in the State of Tennessee, on the 12th day of September, 2002.

                                    AMERICAN RETIREMENT CORPORATION


                                    BY:  /s/ GEORGE T. HICKS
                                    --------------------------------------------
                                    Name:  George T. Hicks
                                    Title: Executive Vice President - Finance,
                                           Chief Financial Officer and Treasurer



Attest: /s/ H. TODD KAESTNER
------------------------------------
Name:  H. Todd Kaestner
Title: Executive Vice President -
       Corporate Development

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                    FORM T-1

                         STATEMENT OF ELIGIBILITY UNDER
                      THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE
               Check if an Application to Determine Eligibility of
                a Trustee Pursuant to Section 305(b)(2) ________

                               (AMENDMENT NO. 1)

                           --------------------------

                         U.S. BANK NATIONAL ASSOCIATION
               (Exact name of Trustee as specified in its charter)

                                   31-0841368
                       I.R.S. Employer Identification No.


          180 East Fifth Street
           St. Paul, Minnesota                             55101
------------------------------------------  ------------------------------------
 (Address of principal executive offices)                (Zip Code)


                                 Teresa L. Davis
                         U.S. Bank National Association
                              150 4th Avenue North
                           Nashville, Tennessee 37219
                                 (615) 880-4009
            (Name, address and telephone number of agent for service)

                         AMERICAN RETIREMENT CORPORATION

                     (Issuer with respect to the Securities)

                Tennessee                                62-1674303
------------------------------------------  ------------------------------------
      (State or other jurisdiction of       (I.R.S. Employer Identification No.)
       incorporation or organization)


            111 Westwood Place
                 Suite 200
           Brentwood, Tennessee                            37027
------------------------------------------  ------------------------------------
 (Address of Principal Executive Offices)                (Zip Code)


          10% Series B Convertible Senior Subordinated Notes Due 2008
                       (Title of the Indenture Securities)


================================================================================

                                Explanatory Note

     This Amendment No. 1 amends and restates the cover page of the Form T-1 to indicate a change in the title of the indenture securities covered by the form.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this amendment to statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Nashville, State of Tennessee on the 12th day of September, 2002.


                                            U.S. BANK NATIONAL ASSOCIATION



                                            By: /s/ Teresa L. Davis
                                                ---------------------------
                                                  Teresa L. Davis
                                                  Vice President



By: /s/ Timothy Hammond
    ------------------------
      Timothy Hammond
      Vice President


                                       3